EXHIBIT 99.1

Addex and Indivior Extend Research Term of Substance Use Disorder GABAB Positive Allosteric Modulator Discovery Collaboration

  Addex to receive USD 1 million in additional research funding
  Collaboration continues to advance through drug candidate selection phase

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, December 8, 2022 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that the research term of its collaboration agreement with Indivior PLC (LON: INDV) for the discovery of novel oral gamma-aminobutyric acid subtype B (GABAB) positive allosteric modulator (PAM) drug candidates for the treatment of substance use disorder has been extended until June 30, 2023. As part of the amended agreement, Indivior will pay Addex an additional USD 1 million to cover additional research activities during this extended period. Addex retains exclusive rights to develop its own independent GABAB PAM program and is advancing compounds in Charcot-Marie-Tooth type 1A neuropathy (CMT1A), chronic cough and pain.

“This additional research funding reflects the progress being made in our GABAB PAM research collaboration with Indivior as we evaluate novel compounds for entry into IND enabling studies for Indivior’s program in substance use disorder as well as our internal program for CMT1A, chronic cough and pain,” said Mikhail Kalinichev, Head of Translational Science of Addex. “GABAB PAM is a highly validated mechanism of action in these disease areas, which holds significant promise to bring important benefit to the quality of life of patients.”

“Indivior continues to be an important strategic partner for Addex as we continue to progress our preclinical portfolio towards the clinic and advance discussions with potential partners across our portfolio,” said Tim Dyer, CEO of Addex. “In addition to the progress made with Indivior, we anticipate a decision by Janssen in Q1 2023 on moving ADX71149 further into clinical development based on results from the first part of a Phase 2 study in epilepsy.”

About GABAB Activation with PAM:
Activation of gamma-aminobutyric acid subtype B (GABAB) receptor, a Family C class of GPCR, is clinically and commercially validated. The generic GABAB receptor agonist, baclofen, marketed for spasticity and some spinal cord injuries, has been shown to be efficacious in several other disease areas, including alcohol use disorder, CMT1A, chronic cough and pain. However, its wider use is limited due to a variety of side effects, rapid clearance and the development of tolerance. Novel, potent, selective and orally available positive allosteric modulators (PAMs) that potentiate GABA responses, rather than acting as orthosteric agonists at the GABAB receptor, like baclofen, are expected to deliver efficacy and have less adverse effects. Furthermore, PAMs only act when the natural ligand (GABA) activates the receptor, hence respecting the physiological cycle of activation, which is believed to explain why PAMs lead to less tolerance than direct agonists.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Addex's second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in a range of indications. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAMs for CMT1A, chronic cough and several types of pain, mGlu7 NAM for stress related disorders, mGlu2 NAM for mild neurocognitive disorders and depression, M4 PAM for schizophrenia and other forms of psychosis, as well as mGlu4 PAM and mGlu3 PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including the ability to discover molecules as part of the Indivior collaboration, the progress of clinical trials and preclinical studies, including the timing of data read-outs from the ADX71149 epilepsy study, and our intended strategic direction. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, such as receipt of ongoing research payments and timing of the collaboration conclusion, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 10, 2022, the prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.